Exhibit 99.1

FOR IMMEDIATE RELEASE

NYSE: MMA Signals Women’s Participation as Key Platform Growth Driver Following National Media Exposure

Highlights

● MMA.INC Board Member and UFC broadcaster Laura Sanko appears on CBS Mornings and The Drew Barrymore Show

● Sanko highlights martial arts training as transformative for confidence, fitness and personal safety

● Women emerging as one of the fastest-growing segments in global martial arts participation

● Sector momentum accelerating as UFC’s $7.7B Paramount/CBS broadcast deal expands mainstream audience reach for mixed martial arts

Laura Sanko, UFC broadcaster and MMA.INC Board Member

New York, NY – MARCH 19, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, today highlighted national television appearances by Company board member and UFC broadcaster Laura Sanko, who appeared on CBS Mornings and The Drew Barrymore Show discussing the rapid cultural growth of mixed martial arts and the rising participation of women in martial arts training.

“The confidence that comes from learning how to defend yourself and understanding what your body is capable of can be transformative,” Sanko said while discussing why increasing numbers of women are stepping onto the mats.

Sanko emphasized that martial arts training offers a powerful combination of functional fitness, real-world self-defence skills and community, factors driving strong global participation growth among women.

Her appearances come as mixed martial arts enters a new phase of mainstream visibility following the UFC’s landmark $7.7 billion broadcast partnership with Paramount, which will stream events on Paramount+ with select fights airing on CBS, dramatically expanding the sport’s audience reach.

Industry observers widely expect this expanded exposure to accelerate participation in martial arts training worldwide.

For MMA.INC, whose platform is focused on converting global combat sports fandom into active participation, these trends represent powerful structural tailwinds.

“Laura is one of the most credible voices in the sport and an authentic advocate for the life changing benefits of martial arts training,” said Nick Langton, Founder & CEO of MMA.INC.

“As the UFC reaches larger mainstream audiences through their major broadcast partnerships, fan growth and awareness of martial arts continues to surge. Historically that visibility translates directly into increased participation and participation is the engine that powers the MMA.INC ecosystem.”

Langton added that the rapid growth of women’s participation represents one of the most exciting developments in the global martial arts industry.

“The number of women discovering the empowerment, confidence and physical benefits of martial arts training is expanding rapidly,” Langton said. “For MMA.INC, that represents a powerful long-term growth opportunity.”

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 16 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: With over 800 verified gyms, 75,000+ active students already training across 16 countries, MMA.INC connects local gyms with global communities in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc